July 23, 2024

Andrey Novokhatski
Chief Executive Officer
DeltaSoft Corp
91 Portland Road
London W11 4LN
United Kingdom

       Re: DeltaSoft Corp
           Registration Statement on Form S-1
           Filed June 27, 2024
           File No. 333-280519
Dear Andrey Novokhatski:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Description of Business, page 16

1. We note that you received payment from two customers for project development in May and June of 2024. Please revise to describe the services provided to these customers and clarify whether you have any material agreements with these customers. To the extent you have material agreements, please summarize the material terms of the agreements and file them as exhibits. Additionally, revise to describe the current status of your business operations, including whether your platform is operational.
2. We note that you entered into an agreement for website and program development with a developer. Please revise to provide a summary of the material terms of this agreement and file it as an exhibit.
 July 23, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Carl P. Ranno